
Would you like to invest in Help Texts?
We're considering a community fundraise which will give our friends, followers, and contributors the chance to invest in Help Texts for as little as $250.
help TEXTS

# Would you like to invest in Help Texts?

We're considering a community raise, which will give our friends, affiliates, followers and subscribers an opportunity to own part of our company with an investment of as little as $250!



helpTEXTS

Subject Line: Would you like to invest in Help Texts and contribute to our mission

Hi [Name],

At Help Texts we're on a mission to make mental health and bereavement care accessible and affordable for all. As we look to scale our impact as a public benefit corporation, **we're considering launching a community raise with Wefunder**, a crowdfunding platform that will give our community an opportunity to own part of our company. If you think this is something you might consider, please take 30 seconds (literally!) to complete this survey. There's no commitment but hearing from our community will help us decide whether or not to raise money this way.

When we launched Help Texts 5 years ago, there was already a growing need for grief support. Since then the pandemic has contributed to rising mortality rates, exhausted healthcare workers, and a mental health crisis. With cost, language, and staffing barriers also on the rise, there is an urgent need for equitable, accessible mental health and bereavement care.

Help Texts was the first company to deliver grief-informed text support and recently also became the first to publish data about it. Our 95% acceptability and 86% full year retention rates show that text is a promising way to reduce isolation and improve outcomes when life gets tough. Every day we hear from people about the difference our texts make in their lives. For example:

> *"It has been helpful for me as no one in my family really wants to talk about my brother and it has stopped me feeling isolated and alone. Sometimes just a text message from you is all it takes to stop me feeling totally alone in my grief."*

While many companies in our current position may choose to go to high net-worth investors or venture capitalists, we're excited about instead giving our community of clients, subscribers, friends and family members the opportunity to invest and share in our growth. For as little as $250, you'd be able to own a small piece of Help Texts and share in our growth and profits in the same way an angel investor or financial institution would. Investing in startups is inherently risky and returns aren't immediate. You would be investing because you believe in us and want to play a role in the future of mental health and bereavement care.

Here's the link to the survey again. By completing the survey you'll be the first to know if we decide to move ahead. Thank you!

# Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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**About Wefunder**
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.